SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                            Bayou International, Ltd.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   073015 20 8
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                                 (CUSIP Number)

                              Joseph Isaac Gutnick
                           Edensor Nominees Pty. Ltd.
                              Level 4, 210 KingsWay
                         South Melbourne, Victoria 3205
                               Tel: (03) 9234-1466
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 6 Pages

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edensor Nominees Pty. Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Australia
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                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,002,311
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,002,311
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,002,311 Shares.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.8%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

Item 1. Security and Issuer

            Common Stock, par value $0.0001 per share of Bayou International, Ltd. (the "Issuer"), whose executive offices are located at 210 KingsWay South Melbourne, Victoria, Australia 3205.

Item 2. Identity and Background

            (a) This statement is filed by Edensor Nominees Pty. Ltd. ("Edensor"), with respect to the shares of Common Stock of the Issuer owned by it. The executive officers and directors of Edensor are Joseph Isaac Gutnick, Director and Stera Miriam Gutnick, Director/Secretary (collectively, the "Officers and Directors"). The controlling stockholder of Edensor is Stera Miriam Gutnick (the "Controlling Stockholder").

            (b) The business address of each of Edensor, the Controlling Stockholder and the Officers and Directors is c/o Edensor Nominees Pty. Ltd., Level 4, 210 KingsWay, South Melbourne, Victoria, Australia 3205.

            (c) Edensor is a private corporation engaged as the Trustee of a private family investment trust. The present principal occupations of each of the Controlling Stockholder and the Officers and Directors are: Stera Miriam Gutnick - Director of Edensor; Joseph Isaac Gutnick - Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Gutnick is also Chairman of several publicly listed Australian corporations in the mining sector.

            (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Edensor is an Australian corporation.

Item 3. Source and Amount of Funds or Other Consideration.

            Effective as of October 7, 1999, Edensor arranged for the satisfaction and discharge of a loan in the amount of A$4,075,528.97 from Chevas Pty Ltd. to the Issuer. In consideration for the satisfaction of this loan, the Issuer issued to Edensor 4,000,000 shares of Common Stock.

Item 4. Purpose of Transaction

            The purpose of the acquisition of the shares by Edensor is for investment. Edensor may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by it at any time.

            Except as set forth above in this Item 4, neither Edensor, the Controlling Stockholder, nor any of the Officers or Directors has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

            (a) and (b) The number of shares of Common Stock of the Issuer held by Edensor and by each person named in response to Item 2 as of the date hereof are as follows:

                              Aggregate Number        Percentage of
Name                          of Shares Owned         Outstanding (1)
----                          ----------------        ---------------

Edensor                       5,002,311                    78.8%

Controlling Stockholder(2)           --                      --

Officers  and Directors(3)       51,650                     0.8%

(1) Based on 6,347,089 shares of Common Stock outstanding. Gives effect to a 1-for-20 reverse stock split effected on September 1, 1999.

(2) Edensor has the power to vote and to dispose of the shares of Common Stock owned by it. The Controlling Stockholder of Edensor may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer owned by Edensor.

(3) Includes 26,000 shares owned by Pearlway Investments Pty., a private Australian corporation of which Mr. Gutnick and members of his family are officers, directors and shareholders. Excludes the shares owned by Edensor of which the Officers and Directors may be deemed to share beneficial ownership.

            (c) Except as described in Item 3 above, none of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

            (d) The shares of Common Stock are held by Edensor as Trustee of a family trust for the benefit of certain members of the family of Joseph Isaac Gutnick and Stera Miriam Gutnick. Edensor has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Edensor, for the benefit of the beneficiaries of the Trust.

            Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

            Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

            Not Applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                EDENSOR NOMINEES PTY. LTD.


                                                By  /s/ J.I. Gutnick
                                                    ----------------------------
                                                    J.I. Gutnick


Dated:  December 6, 1999